

Mail Stop 7010

January 16, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Albert P.L. Stroucken
Chief Executive Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysberg, OH 43551-2999

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 001-09576**

Dear Mr. Stroucken:

     We have reviewed your response letter dated December 30, 2008 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Operating Profit, page 26

2. We note your response to comment 2 from our letter dated December 1, 2008. Your proposed presentation of the subtotal "Reportable segment totals" outside of your SFAS 131 footnote represents a non-GAAP measure. Please either clearly identify this as non-GAAP measure or remove the subtotal and any references to it throughout your filing.

Capital Resources and Liquidity, page 35

3. We note your response to comment 4 from our letter dated December 1, 2008. Please address the following:

   - Please supplementally provide us with the calculation of your financial maintenance covenants for the year ended December 31, 2007 and for the most recent subsequent period available. The information provided should include the actual ratio(s) compared to the required minimum or maximum ratio(s);
   - Revise your proposed expanded disclosures to explain the implications if you were to experience an event of default under the Secured Credit Agreement. For example, clarify if an event of default would result in an acceleration of the maturity date of the Secured Credit Agreement, causing it to become immediately payable;
   - Tell us and revise to clarify if the financial maintenance covenant and the leverage ratio refer to the same covenant. If so, please revise your future filing disclosures to use the same terms consistently. If not, please tell us and disclose how these covenants differ;
   - Tell us and disclose how the financial maintenance covenant determines the credit facility's pricing; and
   - Tell us and disclose if the financial maintenance covenant referred to in your response to comment 4 directly limits (or is reasonably likely to limit) your available borrowings or impacts your ability to undertake new financing.

*   *   *   *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief